December 17, 2004
via U.S. Mail

Mark Gustafson
President and Principal Executive Officer
Torrent Energy Corporation
3400-666 Burrard Street
Vancouver, British Columbia
CANADA V6C 2X8

Re:	Torrent Energy Corporation

      Form SB-2/A filed November 19, 2004
      File No. 333-119206

Forms 10-QSB/A for the periods ended June 30, 2004 and December
31,
2003 filed November 16, 2004

Form 10-KSB/A for the fiscal year ended March 31, 2004 filed
November
16, 2004

Form 10-QSB for the period ended September 30, 2004 filed November
8,
2004

      Response letter dated November 19, 2004

Dear Mr. Gustafson:

      We have reviewed the above filings and response letter and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

Plan of Distribution, page 34
1. We note your response to comment No. 1 of our letter to you dated
October 25, 2004 (the "Staff Comment Letter"). Please further confirm whether or not Cornell Capital Partners, LP is affiliated with any registered broker-dealer.

Terms of Series B Convertible Preferred Stock, page 39
2. We note your disclosure regarding the amount of shares of your common stock that are issuable upon conversion of your Series B Convertible Preferred Stock at various market prices and inclusive of
a discount.   Supplementally inform us of how this discount was
derived and provide the agreement that delineates the terms of the discount granted to Cornell Capital Partners, LP. We may have further
comments.
3. Your disclosure regarding the discount granted to Cornell
Capital
Partners, LP in connection with the conversion of your Series B Convertible Preferred Stock is inconsistent. For example, on page 39, you disclose a 50% discount, yet, on page 12, you disclose a discount of 20%. Please revise your disclosure to ensure that the tables reference and that the calculations reflect, the correct discount rate that you have agreed upon with Cornell Capital Partners, LP.
Forms 10-QSB/A and Form 10-KSB/A
Controls and Procedures
4.	We note that the Item 307 of Regulation S-B disclosure in
your
Form 10-QSB/A for the period ended June 30, 2004, continues to incorrectly state that an evaluation was conducted "within 90 days of
the filing date of [the] report..."   Please revise your Item 307
disclosure in the manner suggested in the prior Staff Comment
Letter.
Additionally, none of the amended periodic reports filed include updated Item 308 of Regulation S-B disclosure regarding internal controls. As noted in the prior Staff Comment Letter, please revise the Item 308 disclosure included in your periodic reports so that the company discloses whether or not there have been any changes in the company`s internal control over financial reporting that "materially affected, or is reasonably likely to materially affect the company`s internal control over financial reporting..." for the period being reported. See Release No. 33-8238 at Section II.F.3. This comment applies to all of your relevant filings, including the Form 10-
KSB/A
for the period ended March 31, 2004 and your Form 10-QSB/A for the periods ending December 31, 2003 and June 30, 2004.
Certifications
5. Please refer to the prior Staff Comment Letter and provide the exact language required for the certifications as specified by Item
601(b)(31) of Regulation S-B or inform us of why you are unable to do so. This comment applies to your Form 10-QSB/A for the period ended
June 30, 2004 and the Form 10-QSB for the period ended September
30,
2004. Please ensure that you provide currently dated certifications with each filing of an amended periodic report.
Closing Comments
	Please amend the above filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above comments to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to
H.
Roger Schwall, Assistant Director, at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	James Turner, Esq.
	Sichenzia Ross Friedman Ference LLP
	212-930-9725 (fax)


      J. Murphy
      H. Roger Schwall
      T. Richter
      M.Duru
??

??

??

??

Torrent Energy Corp.
December 17, 2004
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE